Exhibit 99.1

Jaguar Mining Announces Filing of Interim Financial Statements

TSX-V:JAG

TORONTO, May 15, 2014 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") today announced the filing of its financial statements and management's discussion and analysis for the interim period ended March 31, 2014 on www.sedar.com.

Filing of Form 20-F

The Company also announced today that its Form 20-F for the fiscal year ended December 31, 2013 has been filed with the United States Securities and Exchange Commission (the "SEC"). The soft copy of the annual report on Form 20-F can be accessed on the SEC's website at http://www.sec.gov.

About Jaguar Mining Inc.

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northeastern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Derrick Weyrauch
Chief Financial Officer
dweyrauch@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 08:00e 15-MAY-14